Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Vicor Corporation common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated March 21, 2013, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Vicor Corporation common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Vicor Corporation by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Vicor Corporation

of

Shares of its Common Stock for an Aggregate Purchase Price of $10 Million,

Up to a Maximum of 2,500,000 Shares, at a Per Share Purchase Price Not Less Than

$4.00 Per Share Nor Greater Than $5.00 Per Share in a Modified Dutch Auction

Vicor Corporation, a Delaware corporation (“Vicor” or the “Company”), is offering to purchase shares of its common stock, $0.01 par value per share (the “Common Shares”) with an aggregate purchase price of $10 million (the “Offer”), or such lesser amount of Common Shares as are properly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The Offer is not conditioned upon any minimum number of Common Shares being tendered or the receipt of financing. The Offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 22, 2013 (THE “EXPIRATION DATE”), UNLESS THE COMPANY EXTENDS THE OFFER.

The Board of Directors of Vicor has approved the Offer. However, none of the Company’s Board of Directors or executive officers, the Information Agent, or the Depositary is making any recommendation to you as to whether you should tender or refrain from tendering your Common Shares or as to what price or prices you should choose to tender your Common Shares. No one is making a recommendation as to whether you should tender Common Shares in the Offer, and you should make your own decision based on your views as to the value of Common Shares and the Company’s prospects, as well as your liquidity needs, investment objectives, and other individual considerations. You must decide whether to tender your Common Shares and, if so, how many Common Shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your Common Shares with your investment, financial or tax advisor.

As of March 7, 2013, Vicor had 28,011,782 Common Shares outstanding, reflecting the purchase, as of March 6, 2013, of 2,031,995 Common Shares tendered in the Company’s tender offer that expired March 1, 2013. In addition, as of March 7, 2013, there were 11,767,052 shares of Class B Common Stock outstanding, which are not the subject of the Offer. At the minimum price of $4.00 per Common Share in the Offer, Vicor would purchase a maximum of 2,500,000 Common Shares, or approximately 8.9% of its outstanding Common Shares as of March 7, 2013, in the Offer. This maximum number of Common Shares purchased would represent approximately 6.3% of the total Common Shares and Class B Common Stock outstanding as of March 7, 2013. At the maximum price of $5.00 per Common Share in the Offer, Vicor would purchase a minimum of 2,000,000 Common Shares, or approximately 7.1% of its outstanding Common Shares as of March 7, 2013, in the Offer. This minimum number of Common Shares would represent approximately 5.0% of the total Common Shares and Class B Common Stock outstanding as of March 7, 2013. Based on the foregoing, if the Offer is fully subscribed, Vicor will have between 25,511,782 and 26,011,782 Common Shares outstanding following the completion of the Offer.

If the terms and conditions of the Offer have been satisfied or waived and holders have properly tendered and not properly withdrawn Common Shares having an aggregate value in excess of $10 million, measured at the maximum price at which such Common Shares were properly tendered, subject to the conditional tender procedures, Vicor will purchase Common Shares in the following order of priority:

•

first, all such Common Shares owned beneficially or of record by a holder of fewer than 100 Common Shares of common stock who properly tenders all of such Common Shares at or below the purchase price (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal;

•

second, after purchase of all of the foregoing Common Shares, all other Common Shares tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•

third, if necessary to permit the Company to purchase Common Shares having an aggregate purchase price of $10 million, Common Shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, holders whose Common Shares are conditionally tendered must have tendered all of their Common Shares).

All Common Shares tendered and not purchased, including Common Shares tendered at prices above the purchase price Vicor selects and Common Shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to holders at the Company’s expense promptly following the Expiration Date.

Although Vicor does not currently intend to extend the Expiration Date of the Offer, the Company expressly reserves the right to do so, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by Vicor to have occurred, and thereby delay acceptance for payment of, and payment for, any Common Shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Common Shares tendered in the Offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders of Common Shares are irrevocable except that Common Shares may be withdrawn at any time after 11:59 P.M., New York City time, on May 16, 2013, unless accepted for payment before that time as provided in the Offer to Purchase. For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares tendered, the number of Common Shares to be withdrawn, the name of the registered holder, which Common Shares are being withdrawn and at which price the Common Shares are being withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of those certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Common Shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of Common Shares tendered by an eligible guarantor institution). If Common Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Common Shares and otherwise comply with the procedures of the facility.

For purposes of the Offer, Vicor will be deemed to have accepted for payment, and therefore purchased, Common Shares properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the Offer, only when Vicor gives notice to the Depositary of acceptance of Common Shares for payment under the Offer.

Holders desiring to tender their Common Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Vicor will pay for the Common Shares purchased in the Offer by depositing the aggregate purchase price for the Common Shares with the Depositary, which will act as agent for tendering holders for the purpose of receiving payment from Vicor and transmitting payment to the tendering holders. In the event of proration, Vicor will determine the proration factor and pay for those tendered Common Shares accepted for payment promptly after the Expiration Date. However, Vicor does not expect to be able to announce the final results of any such proration immediately following expiration of the Offer. In such case, it could be approximately four business days after the Expiration Date before Vicor is able to commence payment for the tendered Common Shares.

Vicor will determine, in its sole discretion, all questions as to the number of Common Shares to be accepted, the price to be paid and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares. The Company’s determination will be final and binding on all parties, subject to the rights of holders to challenge such determination in a court of competent jurisdiction. Vicor reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Vicor also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Common Shares or any particular stockholder. No tender of Common Shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering holder or waived by the Company. By tendering Common Shares to Vicor, holders agree to accept all decisions Vicor makes concerning these matters and waive any right holders might otherwise have to challenge those decisions.

Generally, the receipt of cash for tendered Common Shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Vicor’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such Common Shares of Vicor stock) and then as capital gain. Foreign holders, depending on their circumstances, may have 30% of the gross proceeds paid withheld by Vicor for United States federal income tax purposes. Holders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer, and also are encouraged to consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Common Shares as of March 21, 2013, and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee holders and similar persons whose names, or the names of whose nominees, appear on the holder list of Vicor or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent at the toll-free telephone number and address set forth below. Holders also may contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

599 Lexington Avenue

New York, NY 10022

All Shareholders Call Toll Free: (888) 605-7561

March 21, 2013